# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BillionToOne, CIK 0002070849
CUSIP: 090168105
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0002099044
Persons authorized to receive notices and communications: Lucas De Four, Square Victoria Regina 1, Sint-Joost-ten-Node, Belgium (C9), 1210, 0032477 58 95 42; Folake Ayoola, Esq., 1900 N Street, NW, Washington, District Of Columbia (DC), 20036, (202) 346-4000

## Reporting persons
- Hummingbird Ventures Management NV (CIK 0002099044): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,887,237; sole dispositive power 0; shared dispositive power 7,887,237; aggregate amount beneficially owned 7,887,237 (19.6% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's initial public offering (the "IPO") prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Hummingbird Opportunity Fund II CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,631,664; sole dispositive power 0; shared dispositive power 2,631,664; aggregate amount beneficially owned 2,631,664 (6.55% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Hummingbird Ventures III CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,580,833; sole dispositive power 0; shared dispositive power 2,580,833; aggregate amount beneficially owned 2,580,833 (6.43% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Hummingbird Dragons CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,015,118; sole dispositive power 0; shared dispositive power 2,015,118; aggregate amount beneficially owned 2,015,118 (5.02% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Hummingbird Collective CommV: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,845; sole dispositive power 0; shared dispositive power 18,845; aggregate amount beneficially owned 18,845 (0.05% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- HB&Q NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 640,727; sole dispositive power 0; shared dispositive power 640,727; aggregate amount beneficially owned 640,727 (1.6% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Firat Ileri (CIK 0002087908): type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,887,237; sole dispositive power 0; shared dispositive power 7,887,237; aggregate amount beneficially owned 7,887,237 (19.6% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Barend Van den Brande: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,887,237; sole dispositive power 0; shared dispositive power 7,887,237; aggregate amount beneficially owned 7,887,237 (19.6% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
- Lukas Decoster: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,887,237; sole dispositive power 0; shared dispositive power 7,887,237; aggregate amount beneficially owned 7,887,237 (19.6% of the class)
  Comment: For item 13: This calculation is based upon 40,167,729 Class A common stock shares outstanding as of November 6, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: BillionToOne
Address of issuer's principal executive offices: 1035 O'Brien Drive, Menlo Park, California (CA), 94025
Comment: This Schedule 13D relates to the Class A common stock of BilliontoOne, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1035 O'Brien Drive, Menlo Park, CA 94025.

## Item 2. Identity and Background
Name of person filing:
Hummingbird Ventures Management NV, a limited liability company (naamloze vennootschap) that was organized under the laws of Belgium;

Hummingbird Opportunity Fund II CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Ventures III CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Dragons CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

Hummingbird Collective CommV, a limited partnership (commanditaire vennootschap) that was organized under the laws of Belgium;

HB&Q NV, a limited liability company (naamloze vennootschap) that was organized under the laws of Belgium;

Firat Ileri, an individual citizen of Cypress;

Barend Van den Brande, an individual citizen of Belgium; and

Lukas Decoster, an individual citizen of Belgium (collectively, the "Reporting Persons").
Residence or business address: The address for the Reporting Persons is Square Victoria Regain 1, 1210 Sint-Joost-ten-Node, Belgium.
Present principal occupation or employment: Each of Hummingbird Opportunity Fund II CommV, Hummingbird Ventures III CommV, Hummingbird Dragons CommV, Hummingbird Collective CommV, and HB&Q NV (the "Hummingbird Funds"), with a principle address of Square Victoria Regain 1, 1210 Sint-Joost-ten-Node, Belgium are alternative investment funds under Belgian law. Hummingbird Ventures Management NV is the managing member of Hummingbird Opportunity Fund II CommV, Hummingbird Ventures III CommV, Hummingbird Dragons CommV, Hummingbird Collective CommV, and HB&Q NV. Fiat Ileri, Barend Van den Brande, and Lukas Decoster are partners of Hummingbird Ventures Management NV with a principle address of Square Victoria Regain 1, 1210 Sint-Joost-ten-Node, Belgium and may be deemed to have shared voting and investment power over the shares held by the Hummingbird Funds. Fiat Ileri serves as a director of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: C9

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the Issuer's IPO, in March 2019, Hummingbird Ventures III CommV purchased an aggregate of 2,260,520 shares of Series A-6 redeemable convertible preferred stock (the "Series A-6 Preferred"), in February 2020, HB&Q NV and Hummingbird Ventures III CommV purchased an aggregate of 961,090 shares of Series B-2 redeemable convertible preferred stock (the "Series B-2 Preferred"), in November 2020, Hummingbird Opportunity Fund II CommV purchased an aggregate of 20,000 shares of Series A-1 redeemable convertible preferred stock (the "Series A-1 Preferred"), in November 2020, Hummingbird Opportunity Fund II CommV purchased an aggregate of 33,000 shares of Series A-2 redeemable convertible preferred stock (the "Series A-2 Preferred"), in February 2021, Hummingbird Opportunity Fund II CommV and Hummingbird Collective CommV purchased an aggregate of 2,280,222 shares of Series B-1 redeemable convertible preferred stock (the "Series B-1 Preferred"), in April 2021, Hummingbird Opportunity Fund II CommV purchased an aggregate of 179,999 shares of Class A common stock of the Issuer (the "Common Stock"), in September 2022, Hummingbird Dragons CommV, and Hummingbird Opportunity Fund II CommV purchased an aggregate of 1,706,303 shares of Series C redeemable convertible preferred stock (the "Series C Preferred") and in May 2024, Hummingbird Dragons CommV purchased an aggregate of 446,103 shares of Series D redeemable convertible preferred stock (the "Series D Preferred" and, together with the Series A-1 Preferred, the Series A-2 Preferred, the Series A-6 Preferred, the Series B-1 Preferred, the Series B-2 Preferred and the Series C Preferred, the "Preferred Stock"). The aggregate purchase price of the foregoing securities was $93,673,956.50. Each share of Preferred Stock converted automatically into a share of the Issuer's Class A common stock, on a one-for-one basis, immediately prior to the completion of the IPO. The response to Item 6 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons acquired beneficial ownership of the shares as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the shares, conditions in the securities markets, and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Fiat Ileri is a director of the Issuer. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Class A common stock of the Issuer (or other securities convertible or exercisable into Class A common stock) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 40,167,729 Shares.

This calculation is based upon 40,167,729 Class A common stock shares outstanding as of September 30, 2025, as disclosed on the Issuer's IPO prospectus filed with the Securities and Exchange Commission on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Persons identified in this Item 5.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Hummingbird Ventures Management NV: /s/ Lukas Decoster, 49/9 CommV, represented by its permanent representative Lukas Decoster, Director (01/20/2026)
- Hummingbird Opportunity Fund II CommV: /s/ Firat Ileri, Hummingbird Ventures Management NV, its Manager; Firat Ileri, Permanent Representative (01/20/2026)
- Hummingbird Ventures III CommV: /s/ Firat Ileri, Hummingbird Ventures Management NV, its Manager; Firat Ileri, Permanent Representative (01/20/2026)
- Hummingbird Dragons CommV: /s/ Firat Ileri, Hummingbird Ventures Management NV, its Manager; Firat Ileri, Permanent Representative (01/20/2026)
- Hummingbird Collective CommV: /s/ Firat Ileri, Hummingbird Ventures Management NV, its Manager; Firat Ileri, Permanent Representative (01/20/2026)
- HB&Q NV: /s/ Firat Ileri, Hummingbird Ventures Management NV, its Manager; Firat Ileri, Permanent Representative (01/20/2026)
- Firat Ileri: /s/ Firat Ileri, Firat Ileri (01/20/2026)
- Barend Van den Brande: /s/ Barend Van den Brande, Barend Van den Brande (01/20/2026)
- Lukas Decoster: /s/ Lukas Decoster, Lukas Decoster (01/20/2026)